                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             AMENDMENT NO. 4*

                   ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.
                             (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                01988P108
                              (CUSIP Number)

                              DECEMBER 31, 2001
               (Date of Event Which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

                              [X] RULE 13d-1(b)

                              [ ] RULE 13d-1(c)

                              [ ] RULE 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01988P108                13G

 1.  NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above
     Person)

     Waddell & Reed Investment Management Company  Tax ID No. 48-1106973

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)    [ ]
     (b)    [ ]

 3.  SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION:   Kansas

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.  SOLE VOTING POWER               0  (See Item 4)

     6.  SHARED VOTING POWER             0

     7.  SOLE DISPOSITIVE POWER          0  (See Item 4)

     8.  SHARED DISPOSITIVE POWER        0

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         0  (See Item 4)

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:
         [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0.0%

12.  TYPE OF PERSON REPORTING:  IA

CUSIP No. 01988P108                13G

 1.  NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above
     Person)

     Waddell & Reed, Inc.  Tax ID No. 43-1235675

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)    [ ]
     (b)    [ ]

 3.  SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.  SOLE VOTING POWER               0  (See Item 4)

     6.  SHARED VOTING POWER             0

     7.  SOLE DISPOSITIVE POWER          0  (See Item 4)

     8.  SHARED DISPOSITIVE POWER        0

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         0  (See Item 4)

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:
         [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0.0%

12.  TYPE OF PERSON REPORTING:  BD

CUSIP No. 01988P108                13G

 1.  NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above
     Person)

     Waddell & Reed Financial Services, Inc.  Tax ID No. 43-1414157

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)    [ ]
     (b)    [ ]

 3.  SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION:   Missouri

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.  SOLE VOTING POWER               0  (See Item 4)

     6.  SHARED VOTING POWER             0

     7.  SOLE DISPOSITIVE POWER          0  (See Item 4)

     8.  SHARED DISPOSITIVE POWER        0

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         0   (See Item 4)

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:
         [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0.0%

12.  TYPE OF PERSON REPORTING:  HC

CUSIP No. 01988P108                13G

 1.  NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above
     Person)

     Waddell & Reed Financial, Inc.  Tax ID No. 51-0261715

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)    [ ]
     (b)    [ ]

 3.  SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.  SOLE VOTING POWER               0  (See Item 4)

     6.  SHARED VOTING POWER             0

     7.  SOLE DISPOSITIVE POWER          0  (See Item 4)

     8.  SHARED DISPOSITIVE POWER        0

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         0  (See Item 4)

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:
         [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0.0%

12.  TYPE OF PERSON REPORTING:  HC

ITEM 1(a):    NAME OF ISSUER:  Allscripts Healthcare Solutions, Inc.

ITEM 1(b):    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              2401 Commerce Drive
              Libertyville, IL  60048

ITEM 2(a):    NAME OF PERSON FILING:

              (i)      Waddell & Reed Financial, Inc.
              (ii)     Waddell & Reed Financial Services, Inc.
              (iii)    Waddell & Reed, Inc.
              (iv)     Waddell & Reed Investment Management Company

ITEM 2(b):    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              (i)-(iv):      6300 Lamar Avenue
                             Overland Park, KS  66202

ITEM 2(c):    CITIZENSHIP:

              (i), (iii): Delaware
              (ii):  Missouri
              (iv):  Kansas

ITEM 2(d):    TITLE OF CLASS OF SECURITIES:  Common Stock

ITEM 2(e):    CUSIP NUMBER:  01988P108

ITEM 3:       The reporting person is:

              (i) Waddell & Reed Financial, Inc., a parent holding company in accordance with Reg. 240.13d-1(b)(1)(ii)(G);
              (ii) Waddell & Reed Financial Services, Inc., a parent holding company in accordance with Reg. 240.13d-1(b)(1)(ii)(G);
              (iii) Waddell & Reed, Inc., a broker-dealer in accordance with Reg. 240.13d-1(b)(1)(ii)(A); and
              (iv) Waddell & Reed Investment Management Company, an investment advisor in accordance with Reg. 240.13d-1(b)(1)(ii)(E).

ITEM 4:       OWNERSHIP

              (a)    Amount beneficially owned:  0

              (b)    Percent of class:  0.0%

              (c)    Number of shares as to which the person has:

                     (i)    Sole voting power to vote or to direct the vote:

                            WDR: 0 (indirect)
                            WRFSI: 0 (indirect)
                            WRI: 0 (indirect)
                            WRIMCO: 0 (direct)

                     (ii)   Shared power to vote or to direct the vote:  0

                     (iii) Sole power to dispose or to direct the disposition of:

                            WDR: 0 (indirect)
                            WRFSI: 0 (indirect)
                            WRI: 0 (indirect)
                            WRIMCO: 0 (direct)

                     (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5:       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

ITEM 6:       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Not Applicable.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              See Attached Exhibit 2.

ITEM 8:       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not Applicable.

ITEM 9:       NOTICE OF DISSOLUTION OF GROUP:

              Not Applicable.

Item 10:      Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2002

Waddell & Reed Financial, Inc.           Waddell & Reed Financial Services, Inc.

By: /s/ Daniel C. Schulte                By: /s/ Wendy J. Hills

Name:   Daniel C. Schulte                Name:   Wendy J. Hills
Title:  Vice President                   Title:  Attorney-In-Fact


Waddell & Reed, Inc.                     Waddell & Reed Investment Management Company

By: /s/ Wendy J. Hills                   By: /s/ Wendy J. Hills

Name:   Wendy J. Hills                   Name:   Wendy J. Hills
Title:  Attorney-In-Fact                 Title:  Attorney-In-Fact

                                  EXHIBIT INDEX

Exhibit
   No.         Description

    1          Joint Filing Agreement

    2          Identification and Classification of the Subsidiary Which Acquired the Security Being
               Reported on by the Parent Holding Company

    3          Power of Attorney